UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 005-62335

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hampton Roads Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

Financial Statements and Supplemental Schedule December 31, 2006 and 2005

Bank of Hampton Roads Profit Sharing

Plan and Trust

Bank of Hampton Roads Profit Sharing

Plan and Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Bank of Hampton Roads Profit Sharing Plan and Trust

Norfolk, Virginia

We have audited the accompanying statement of net assets available for benefits of the Bank of Hampton Roads Profit Sharing Plan and Trust as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bank of Hampton Roads Profit Sharing Plan and Trust as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying statement of net assets available for benefits of the Bank of Hampton Roads Profit Sharing Plan and Trust as of December 31, 2005, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of a financial statement. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2005, and accordingly, do not express an opinion or any other form of assurance on it.

Our audit of the 2006 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia June 28, 2007

Bank of Hampton Roads Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31,	2006	compiled 2005
Investments, at fair value	$5,256,293	$4,293,837

Liabilities
Due to Plan Sponsor	16,097	—

Net assets available for benefits	$5,240,196	$4,293,837

The accompanying notes are an integral part of these financial statements.

Bank of Hampton Roads Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to Investment income
Net appreciation in fair value of investments	$344,452
Interest and dividends	178,202

522,654

Contributions
Participant	320,974
Employer	287,934
Rollover	9,060

617,968

Total additions	1,140,622

Deductions from net assets attributed to Benefits paid to participants	194,263

Net increase	946,359
Net assets available for benefits
Beginning of year	4,293,837

End of year	$5,240,196

The accompanying notes are an integral part of these financial statements.

Bank of Hampton Roads Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of Bank of Hampton Roads Profit Sharing Plan and Trust (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Bank of Hampton Roads (Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides matching contributions of 100 percent of the first 4 percent of participant contributions to the Plan. Additional profit sharing amounts may be contributed at the discretion of the Company’s board of directors. Discretionary profit sharing contributions made during the plan year ended December 31, 2006 were $119,000. Participants direct the investments of all contributions into various investment options offered by the Plan. The Plan offers six mutual funds, a Bank of Hampton Roads certificate of deposit, and Hampton Roads Bankshares, Inc. common stock (Employer common stock). Participants may choose to invest up to 75% of their account balance and future contributions in Employer common stock. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and the Company’s matching contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. A participant is 100 percent vested after five years of credited service.

Payment of Benefits

On termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral portion of their account.

Forfeited Accounts

At December 31, 2006, forfeited nonvested accounts totaled $20,735. Forfeitures will be added to employer profit sharing contributions.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is stated at the fair value determined by quoted market prices. The certificates of deposit and the money market account are valued at their face amount, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2006	2005
		(compiled)
MFS Total Return Fund – A, 24,018 and 19,771 shares, respectively	$384,522	$283,120
MFS Emerging Growth Fund – A, 10,086 and 12, 216 shares, respectively	376,725	424,270
MFS Massachusetts Investors Trust – A, 31,096 and 36,779 shares , respectively	634,664	663,119
MFS Research Fund – A, 23,339 and 22,992 shares, respectively	556,627	497,089
Hampton Roads Bankshares, Inc. common stock, 131,961 and 92,341 shares, respectively	1,583,537	983,434
Bank of Hampton Roads certificate of deposit, rate at 5.4% and 5%, respectively	1,108,402	949,796
Bank of Hampton Roads money market account, rate at 2.75% and 0.5%, respectively	336,378	278,081

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $344,452 as follows:

Mutual funds	$174,816
Common stock	169,636

$344,452

4.	Related Party Transactions

The Plan invests in certain funds managed by Massachusetts Financial Services (MFS). MFS is the custodian of the assets it manages. The Plan also invests in common stock of the Company’s parent, Hampton Roads Bankshares, Inc. At December 31, 2006 and 2005, the Plan held 131,961 and 92,341 shares, respectively, of Hampton Roads Bankshares, Inc. common stock. In addition, the Plan invests in deposit accounts at the Bank of Hampton Roads. At December 31, 2006 and 2005, deposits amounted to $1,444,780 and $1,227,877, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

The Plan has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter dated August 7, 2001. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Administrative Expenses

All administrative expenses are absorbed by Bank of Hampton Roads, the Plan Sponsor.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Significant and Subsequent Amendments

Effective January 1, 2006, the plan was amended to adopt safe harbor provisions and the employer match was increased from 25 percent of the first 10 percent to 100 percent of the first 4 percent of participant contributions to the Plan. The maximum amount of contributions to Employer common stock was also increased from 25 percent to 75 percent.

The Plan was restated effective January 1, 2007 by the execution of a newly signed adoption agreement. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants included many changes to the plan. The most significant included a change in the Plan’s name to the VBA Defined Contribution Plan for Bank of Hampton Roads. There was a revision of Plan investment options to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan’s Trustee, Virginia Bankers Association Benefits Corporation, who became trustee effective January 1, 2007, for all investment funds except for Employer Common Stock. Participants’ vesting in the Bank’s discretionary contributions was also amended from a five year vesting schedule to three years.

* * * * *

Supplemental Schedule

Bank of Hampton Roads Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-1408074        Plan 001

December 31, 2006

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
*	MFS	46,043	shares of Money Market Fund	$46,043
*	MFS	24,018	shares of Total Return Fund - A	384,522
*	MFS	10,086	shares of Emerging Growth Fund - A	376,725
*	MFS	8,135	shares of Global Equity Fund - A	229,395
*	MFS	31,096	shares of Massachusetts Investors Trust - A	634,664
*	MFS	23,339	shares of Research Fund - A	556,627
*	Hampton Roads Bankshares, Inc.	131,961	shares of common stock	1,583,537
*	Bank of Hampton Roads		certificate of deposit at 5.4%, maturing January 13, 2007	1,108,402
*	Bank of Hampton Roads		money market account at 2.75%	336,378

				$5,256,293

MFS - Massachusetts Financial Services

*	- Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hampton Roads Profit Sharing Plan and Trust (Name of Plan)

Date: June 28, 2007	/s/ Jack W. Gibson
Jack W. Gibson, Plan Trustee

/s/ Donald W. Fulton, Jr.
Donald W. Fulton, Jr. Plan Trustee